

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 17, 2023

Songlin Song
Chief Executive Officer
Zhengye Biotechnology Holding Limited
No.1 Lianmeng Road, Jilin Economic & Technical Development Zone
Jilin City, Jilin Province, China

> Re: **Zhengye Biotechnology Holding Limited**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted September 28, 2023**
> **CIK No. 0001975641**

Dear Songlin Song:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1, submitted September 28, 2023

Prospectus Summary
Our Corporate Structure, page 2

1. We note your response to our prior comment 2 and reissue in part. Please include a discussion of how the Cybersecurity Review Measures and the Anti-Monopoly Law may impact the Company's ability to accept foreign investments or list on a U.S. or other foreign exchange if you were found to be subject to such regulatory action.

Use of Proceeds, page 51

2. We note your response to our prior comment 5 and your revised disclosure beginning on page 51, including the table detailing the R&D projects and the expected proceeds to be used for each, and your intention to use 30% of the net proceeds or RBM90,055,00 or US$13,056,748 to conduct the listed R&D projects including completing various clinical

trials and obtaining Registration Certificates of New Veterinary Drugs. We also note your disclosure in the table that the total proceeds that are expected to be used by the operating entity in this fashion appear to exceed RBM90,055,00 or US$13,056,748. Please reconcile your disclosure in this regard, or advise.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Components of Results of Operations
Research and development expenses , page 60

3.   We acknowledge the information provided in your expanded disclosure but continue to have difficulty in understanding the accounting treatment for your collaboration activities. Please provide an accounting analysis for activities under your collaboration arrangements with Shanghai Veterinary Research Institute, Harbin Veterinary Research Institute, China Agricultural University/China Institute of Veterinary Drug Control and Jilin Province/Jilin University. Refer us to the technical analysis upon which you relied, including your consideration of guidance in ASC 808. In this regard, describe the nature and extent of patent cross licensing between the collaborator and operating entity and contractual terms governing these licensing activities under your collaboration arrangements. Also, demonstrate how proceeds "expected to be paid to collaborator" and "proceeds expected to be used by the operating entity" for individual R&D projects sum to the corresponding totals of RMB90.05 million and USD$13,056,748, as presented on page 51. Revise your disclosures accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 61

4.   We note your response to our prior comment 9. Please also provide the RMB to USD conversion for fiscal year end 2021 in the consolidated results of operations table so that investors can make proper comparisons.

Industry
Analysis of Domestic Top Players' Product Portfolio, page 72

5.   We note your response to our prior comment 13. We reissue our comment in full. Please revise your disclosure to identify the names of the companies listed in Frost & Sullivan's analysis. In the alternative, please provide us with a more detailed analysis as to why you believe the names of the companies should be excluded from the prospectus.

Analysis of Domestic Top Players' Pet Vaccine Portfolio, page 77

6.   We note your response to our prior comment 16. Please also include a description of the structure of the trials conducted.

Products, page 82

7.   We note your response to our prior comment 24 and reissue. Please provide further details

about the research the operating entity is conducting with regard to Feline Infectious Peritonitis Subunit Vaccine, Feline Leukemia and Feline Immunodeficiency Disease Duplex mRNA Vaccine, and Feline GnRH Immunocontraceptive Vaccine.

8. We note your response to our prior comment 25 and your revised disclosure on page 85 noting that the operating entity has completed clinical trials for Feline Herpes virus, Feline Calicivirus and Feline Panleukopenia Triple Vaccine, Inactivated, and that its application for a Registration Certificate of New Veterinary Drugs for "this vaccine has been received by the Ministry of Agriculture and Rural Affairs of the PRC on February 20, 2023." Please revise your disclosure to describe the current status of the operating entity's application. Additionally, please disclose the structure of the clinical trials and what results, if any, were observed.

R&D, page 90

9. We note your response to our prior comment 31 and your revised disclosure regarding the material terms of your various collaboration agreements. Please revise your disclosure in this section further to state the total aggregate amount to date that has been paid pursuant to each agreement, as you disclose on page 80.

    Please contact Franklin Wyman at 202-551-3660 or Daniel Gordon at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Doris Stacey Gama at 202-551-3188 or Joshua Gorsky at 202-551-7836 with any other questions.

                                            Sincerely,

                                            Division of Corporation Finance
                                            Office of Life Sciences

cc: Ying Li, Esq.